Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three-month periods ended April 30, 2019 and 2018

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended
	Notes	April 30, 2019	April 30, 2018

Revenues	14	$1,333.7	$1,136.7
Cost of sales		1,033.1	855.1
Gross profit		300.6	281.6

Operating expenses
Selling and marketing		97.2	83.0
Research and development		57.5	55.6
General and administrative		52.2	48.7
Other operating expenses	15	4.7	8.1
Total operating expenses		211.6	195.4
Operating income		89.0	86.2

Financing costs	16	20.7	14.1
Financing income	16	(0.8)	(2.6)
Foreign exchange loss on long-term debt		25.7	41.5
Income before income taxes		43.4	33.2
Income tax expense	17	19.6	19.8

Net income		$23.8	$13.4

Attributable to shareholders		$24.0	$13.3

Attributable to non-controlling interest		$(0.2)	$0.1

Basic earnings per share	13	$0.25	$0.13

Diluted earnings per share	13	$0.25	$0.13

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended
	April 30, 2019	April 30, 2018

Net income	$23.8	$13.4

Other comprehensive income (loss)

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	2.4	6.3
Net changes in unrealized loss on translation of foreign operations	(2.7)	(0.1)
Income tax expense	(0.6)	(1.4)
	(0.9)	4.8

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	(15.4)	7.8
Gain on fair value of restricted investments	0.3	—
Income tax (expense) recovery	3.9	(2.0)
	(11.2)	5.8
Total other comprehensive income (loss)	(12.1)	10.6
Total comprehensive income	$11.7	$24.0

Attributable to shareholders	$11.9	$23.8

Attributable to non-controlling interest	$(0.2)	$0.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	April 30, 2019	January 31, 2019

Cash		$95.6	$100.0
Trade and other receivables		346.7	388.3
Income taxes and investment tax credits receivable		19.7	13.6
Other financial assets	4	12.9	12.8
Inventories	5	1,051.6	946.2
Other current assets		20.6	24.9
Total current assets		1,547.1	1,485.8

Investment tax credits receivable		11.2	14.5
Other financial assets	4	21.2	20.0
Property, plant and equipment		897.4	905.1
Intangible assets		488.0	478.7
Right-of-use assets	6	196.2	—
Deferred income taxes		192.4	169.6
Other non-current assets		4.6	3.5
Total non-current assets		1,811.0	1,591.4

Total assets		$3,358.1	$3,077.2

Trade payables and accruals		$1,086.7	$1,003.5
Provisions	8	414.8	408.6
Other financial liabilities	9	111.9	108.3
Income tax payable		41.6	68.3
Deferred revenues		68.6	71.3
Current portion of long-term debt	10	17.2	18.4
Current portion of lease liabilities	6	29.5	—
Total current liabilities		1,770.3	1,678.4

Long-term debt	10	1,224.6	1,197.1
Lease liabilities	6	193.4	—
Provisions	8	103.4	111.6
Other financial liabilities	9	28.1	28.4
Deferred revenues		131.5	129.7
Employee future benefit liabilities		252.1	237.1
Deferred income taxes		1.8	0.9
Other non-current liabilities		17.5	16.8
Total non-current liabilities		1,952.4	1,721.6
Total liabilities		3,722.7	3,400.0
Deficit		(364.6)	(322.8)

Total liabilities and deficit		$3,358.1	$3,077.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the three-month period ended April 30, 2019

	Attributed to shareholders
	Capital Stock	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2019, as previously reported	$217.8	$38.3		$(596.3)	$17.0	$(4.8)	$(328.0)	$5.2	$(322.8)
Adjustment for IFRS 16 (net of tax) (Note 6)	—	—		(16.7)	—	—	(16.7)	(0.1)	(16.8)
Balance as at February 1, 2019	217.8	38.3		(613.0)	17.0	(4.8)	(344.7)	5.1	(339.6)
Net income (loss)	—	—		24.0	—	—	24.0	(0.2)	23.8
Other comprehensive income (loss)	—	—		(11.2)	(2.7)	1.8	(12.1)	—	(12.1)
Total comprehensive income (loss)	—	—		12.8	(2.7)	1.8	11.9	(0.2)	11.7
Dividends	—	—		(9.7)	—	—	(9.7)	—	(9.7)
Issuance of subordinate shares	0.6	(0.2)		—	—	—	0.4	—	0.4
Repurchase of subordinate shares (Note 11)	(3.7)	—		(26.3)	—	—	(30.0)	—	(30.0)
Stock-based compensation	—	2.6	[a]	—	—	—	2.6	—	2.6

Balance as at April 30, 2019	$214.7	$40.7		$(636.2)	$14.3	$(3.0)	$(369.5)	$4.9	$(364.6)

  [a] Includes $0.1 million of income tax recovery.

For the three-month period ended April 30, 2018

	Attributed to shareholders
	Capital Stock	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2018	234.8	(7.8)	(551.8)	27.7	0.1	(297.0)	5.0	(292.0)
Net income	—	—	13.3	—	—	13.3	0.1	13.4
Other comprehensive income (loss)	—	—	5.8	(0.2)	4.9	10.5	0.1	10.6
Total comprehensive income (loss)	—	—	19.1	(0.2)	4.9	23.8	0.2	24.0
Dividends	—	—	(9.0)	—	—	(9.0)	—	(9.0)
Issuance of subordinate shares	1.5	(0.6)	—	—	—	0.9	—	0.9
Repurchase of subordinate shares	(9.4)	(11.6)	(71.4)	—	—	(92.4)	—	(92.4)
Stock-based compensation	—	2.4 [a]	—	—	—	2.4	—	2.4

Balance as at April 30, 2018	$226.9	$(17.6)	$(613.1)	$27.5	$5.0	$(371.3)	$5.2	$(366.1)

 [a] Includes $0.2 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended
	Notes	April 30, 2019	April 30, 2018

OPERATING ACTIVITIES
Net income		$23.8	$13.4
Non-cash and non-operating items:
Depreciation expense		54.8	39.6
Income tax expense	17	19.6	19.8
Foreign exchange loss on long-term debt		25.7	41.5
Interest expense	16	18.1	11.8
Other		0.9	(4.5)
Cash flows generated from operations before changes in working capital		142.9	121.6
Changes in working capital:
Decrease in trade and other receivables		41.6	49.0
Increase in inventories		(102.8)	(70.6)
Increase in other assets		(0.2)	(6.9)
Increase in trade payables and accruals		81.1	7.2
Increase in other financial liabilities		5.6	3.5
Increase (decrease) in provisions		(7.6)	6.2
Decrease in other liabilities		(2.5)	(2.3)
Cash flows generated from operations		158.1	107.7
Income taxes paid, net of refunds		(53.6)	(22.4)
Net cash flows generated from operating activities		104.5	85.3

INVESTING ACTIVITIES
Additions to property, plant and equipment		(39.0)	(47.7)
Additions to intangible assets		(13.2)	(1.6)
Proceeds on disposal of property, plant and equipment		—	0.1
Net cash flows used in investing activities		(52.2)	(49.2)

FINANCING ACTIVITIES
Increase (decrease) in revolving credit facilities and bank overdraft		(1.8)	4.2
Issuance of long-term debt	10	15.9	1.4
Repayment of long-term debt	10	(3.4)	(1.0)
Repayment of lease liabilities		(7.4)	—
Interest paid		(17.3)	(11.1)
Issuance of subordinate voting shares	11	0.4	0.9
Repurchase of subordinate voting shares	11	(30.0)	(75.2)
Dividends paid		(9.7)	(9.0)
Other		(1.6)	0.1
Net cash flows used in financing activities		(54.9)	(89.7)
Effect of exchange rate changes on cash		(1.8)	0.4
Net decrease in cash		(4.4)	(53.2)
Cash at the beginning of period		100.0	226.0
Cash at the end of period		$95.6	$172.8

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consist of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consist of snowmobiles and personal watercraft; and “Powersports PAC and OEM Engines” which consist of parts, accessories and clothing (“PAC”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consist of outboard and jet boat engines, boats and related PAC and other services. The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Canada, Mexico, Austria, the United States and Finland.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2019 and 2018 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2019 and 2018 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2019, except for the adoption of IFRS 16 “Leases” as described in note 6 and, as such, should be read in conjunction with them.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests (except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation and BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation). BRP is also part of a joint venture located in Austria, RIC TECH GmbH, for which BRP owns 58% of the voting equity interests. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On May 29, 2019, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2019 and 2018.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	FUTURE ACCOUNTING CHANGES

Amendments to IFRS 3 Business combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business combinations”. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for the Company to transactions for which the acquisition date is on or after February 1, 2020. The Company is currently assessing the impact of the adoption of these amendments on its consolidated financial statements.

Other standards or amendments

The IASB issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	April 30, 2019	January 31, 2019
Restricted investments [a]	$16.1	$15.7
Derivative financial instruments	4.4	3.4
Other	13.6	13.7
Total other financial assets	$34.1	$32.8
Current	12.9	12.8
Non-current	21.2	20.0
Total other financial assets	$34.1	$32.8

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments.

5.	INVENTORIES

The Company’s inventories were as follows, as at:

	April 30, 2019	January 31, 2019
Materials and work in progress	$445.8	$396.6
Finished products	392.6	339.5
Parts, accessories and clothing	213.2	210.1
Total inventories	$1,051.6	$946.2

The Company recognized in the condensed consolidated interim statements of net income during the three-month period ended April 30, 2019, a write-down on inventories of $4.4 million ($4.1 million during the three-month period ended April 30, 2018).

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	LEASES

In January 2016, the International Accounting Standards Board issued IFRS 16 “Leases” (“IFRS 16”) that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize a right-of-use asset and a lease liability measured at the present value of the future lease payments on the statements of financial position for a majority of its leases that were considered operating leases under IAS 17 “Leases” (“IAS 17”). A depreciation expense on the right-of-use asset and an interest expense on the lease liability replace the operating lease expense. IFRS 16 changes the presentation of cash flows relating to leases in the statements of cash flows but does not cause a difference in the amount of cash transferred between the parties of a lease.

The Company decided to apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings as at February 1, 2019, the date of initial application, in accordance with the transition rules of IFRS 16. Therefore, the Company has not restated comparative information. The methodology consisted of measuring the right-of-use asset at the date of transition as if IFRS 16 had been applied since the commencement date of the lease but discounted using the incremental borrowing rate at the date of initial application.

The Company applied the standard to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 “Determining Whether an Arrangement Contains a Lease” (“IFRIC 4”) at the date of initial application and maintained the lease assessments made under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts signed or changed after February 1, 2019.

On initial application, the Company also applied the practical expedients to use hindsight in determining the lease term when the contract contains options to extend or terminate the lease, to rely on its assessment of whether leases are onerous immediately before the date of initial application instead of performing an impairment review, to exclude initial direct costs from the measurement of the right-of-use asset and to not separate non-lease components from lease component and instead account for each lease component and any associated non-lease components as a single lease component.

Following the adoption of IFRS 16, the Company revised its lease accounting policy. The revised policy is as follows:

At inception, the Company assesses whether the contract is or contains a lease. Leases are recognized as right-of-use assets and lease liabilities at the lease commencement date. Payments associated with short-term leases (defined as leases with a lease term of 12 months or less) and leases of low-value assets are recognized as an expense.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	LEASES [CONTINUED]

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. Lease liabilities include the net present value of the following lease payments (when applicable):

●	Fixed payments (including in-substance fixed payments), less any lease incentives;
●	Variable lease payments that are based on an index or a rate;
●	Amounts expected to be payable under residual value guarantees;
●	Exercise price of purchase options if the Company is reasonably certain to exercise that option; and
●	Penalties for early termination of a lease, except if the Company is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortized cost using the effective interest rate method. The lease liability is remeasured, and a corresponding adjustment is made to the carrying amount of the right-of-use assets, when there is a change in future lease payments arising from a change in an index or rate, from a change in the estimation of a residual value guarantee or from a change in the assumption of purchase, extension or termination option. The lease liability is also remeasured when the underlying lease contract is amended.

The right-of-use asset is initially measured at cost, which includes the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs, less any incentives received. The right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

Following the adoption of IFRS 16, management was required to make estimates and judgments, which are as follows:

Management makes estimates in the determination of the incremental borrowing rate used to measure the lease liability for each lease contract when the interest rate implicit in the lease is not readily available. The incremental borrowing rate should reflect the interest rate the Company’s would have to pay to borrow the same asset at a similar term and with a similar security.

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	LEASES [CONTINUED]

The effect of adoption of IFRS 16 on the condensed consolidated interim statements of financial position as at February 1, 2019 was as follows:

	As reported as at January 31, 2019	Effect of IFRS 16 transition		Subsequent to transition as at February 1, 2019

Cash	$100.0	$—		$100.0
Trade and other receivables	388.3	—		388.3
Income taxes and investment tax credits receivable	13.6	—		13.6
Other financial assets	12.8	—		12.8
Inventories	946.2	—		946.2
Other current assets	24.9	(0.9)		24.0
Total current assets	1,485.8	(0.9)		1,484.9

Investment tax credits receivable	14.5	—		14.5
Other financial assets	20.0	—		20.0
Property, plant and equipment	905.1	(7.3	) [a]	897.8
Intangible assets	478.7	(0.7	) [b]	478.0
Right-of-use assets	—	192.4		192.4
Deferred income taxes	169.6	6.6		176.2
Other non-current assets	3.5	—		3.5
Total non-current assets	1,591.4	191.0		1,782.4

Total assets	$3,077.2	$190.1		$3,267.3

Trade payables and accruals	$1,003.5	$—		$1,003.5
Provisions	408.6	—		408.6
Other financial liabilities	108.3	(0.1)		108.2
Income tax payable	68.3	—		68.3
Deferred revenues	71.3	—		71.3
Current portion of long-term debt	18.4	(1.6	) [c]	16.8
Current portion of lease liabilities	—	29.9		29.9
Total current liabilities	1,678.4	28.2		1,706.6

Long-term debt	1,197.1	(7.5	) [c]	1,189.6
Lease liabilities	—	187.2		187.2
Provisions	111.6	—		111.6
Other financial liabilities	28.4	(1.0)		27.4
Deferred revenues	129.7	—		129.7
Employee future benefit liabilities	237.1	—		237.1
Deferred income taxes	0.9	—		0.9
Other non-current liabilities	16.8	—		16.8
Total non-current liabilities	1,721.6	178.7		1,900.3
Total liabilities	3,400.0	206.9		3,606.9
Deficit	(322.8)	(16.8)		(339.6)

Total liabilities and deficit	$3,077.2	$190.1		$3,267.3

[a]	Leased equipment of $4.7 million and leased building of $2.6 million under IAS 17 reclassified within right-of-use assets under IFRS 16.

[b]	Leased software and licences of $0.7 million under IAS 17 reclassified within right-of-use assets under IFRS 16.

[c]	Finance lease liabilities of $9.1 million under IAS 17 reclassified within lease liabilities under IFRS 16.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	LEASES [CONTINUED]

The weighted average incremental borrowing rate applied to the lease liabilities as at February 1, 2019 was 4.12%. Prior to adopting IFRS 16, the Company’s minimum commitments under operating lease agreements as at January 31, 2019 were $249.5 million. The difference between that amount and the lease liabilities of $217.1 million as at February 1, 2019 was mainly attributable to the effect of discounting on the minimum lease payments.

The main leasing activities of the Company are attributable to the Company’s manufacturing facilities located in Finland and in Mexico, to offices located in Canada and to warehouses used for the distribution of parts, accessories and clothing.

The following table explains the changes in right-of-use assets during the three-month period ended April 30, 2019:

	Carrying amount as at February 1, 2019	Additions	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at April 30, 2019
Building & land	$171.4	$8.6	$(5.6)	$0.2	$174.6
Equipment	20.0	2.5	(2.0)	0.1	20.6
Other	1.0	—	—	—	1.0
Total	$192.4	$11.1	$(7.6)	$0.3	$196.2

The following table explains the changes in lease liabilities during the three-month period ended April 30, 2019:

	Carrying amount as at February 1, 2019	Issuance	Interest	Repayment [a]	Effect of foreign currency exchange rate changes	Carrying amount as at April 30, 2019
Lease liabilities	$217.1	$11.1	$2.2	$(9.6)	$2.1	$222.9

[a]	Includes $(2.2) million of interest paid.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	REVOLVING CREDIT FACILITIES

On March 14, 2019, the Company amended its $575.0 million revolving credit facilities to increase the availability by $125.0 million for a total availability of $700.0 million, to extend the maturity from May 2023 to May 2024 and to improve the pricing grid (the “Revolving Credit Facilities”). The Company incurred transaction fees of $1.5 million related to this amendment, which are amortized over the expected life of the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at April 30, 2019, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.70% per annum; or
(b)	U.S. Base Rate plus 0.70% per annum; or
(c)	U.S. Prime Rate plus 0.70% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.70% per annum; or
(b)	Canadian Prime Rate plus 0.70% per annum

(iii)	Euros at Euro LIBOR plus 1.70% per annum.

As at April 30, 2019, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	PROVISIONS

The Company’s provisions were as follows, as at:

	April 30, 2019	January 31, 2019
Product-related	$458.9	$462.1
Restructuring	0.4	0.6
Other	58.9	57.5
Total provisions	$518.2	$520.2
Current	414.8	408.6
Non-current	103.4	111.6
Total provisions	$518.2	$520.2

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2019	$462.1	$0.6	$57.5	$520.2
Expensed during the period	140.7	—	6.1	146.8
Paid during the period	(149.0)	(0.2)	(5.7)	(154.9)
Reversed during the period	(2.4)	—	—	(2.4)
Effect of foreign currency exchange rate changes	7.0	—	1.0	8.0
Unwinding of discount and effect of changes in discounting estimates	0.5	—	—	0.5
Balance as at April 30, 2019	$458.9	$0.4	$58.9	$518.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	April 30, 2019	January 31, 2019
Dealer holdback programs and customer deposits	$104.6	$96.9
Due to Bombardier Inc.	22.4	22.3
Derivative financial instruments	4.8	8.9
Due to a pension management company	1.0	2.3
Other	7.2	6.3
Total other financial liabilities	$140.0	$136.7
Current	111.9	108.3
Non-current	28.1	28.4
Total other financial liabilities	$140.0	$136.7

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

10.	LONG-TERM DEBT

As at April 30, 2019 and January 31, 2019, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

April 30, 2019
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2025	4.48%	4.48%	U.S. $893.3	$1,199.5
Term Loans	Dec. 2019 to Dec. 2030	0.75% to 1.75%	1.00% to 4.67%	Euro 31.8	42.3
Total long-term debt					$1,241.8
Current					17.2
Non-current					1,224.6
Total long-term debt					$1,241.8

January 31, 2019
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility	May 2025	4.50%	4.50%	U.S. $895.5	$1,176.9
Term Loans	Dec. 2019 to Dec. 2028	0.75% to 1.75%	1.00% to 4.67%	Euro 21.6	29.5
Finance lease liabilities	Jan. 2021 to Dec. 2030	8.00%	8.00%	$11.7	9.1
Total long-term debt					$1,215.5
Current					18.4
Non-current					1,197.1
Total long-term debt					$1,215.5

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	LONG-TERM DEBT [CONTINUED]

The following table explains the changes in long-term debt during the three-month period ended April 30, 2019:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2019	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other		Carrying amount as at April 30, 2019
Term Facility	$1,176.9	$—	$(3.0)	$25.7	$(0.1)		$1,199.5
Term Loans	29.5	15.9	(0.4)	(0.1)	(2.6)		42.3
Finance lease liabilities	9.1	—	—	—	(9.1	) [a]	—
Total	$1,215.5	$15.9	$(3.4)	$25.6	$(11.8)		$1,241.8

[a]	Finance lease liabilities were included in lease liabilities as part of the adoption of IFRS 16 (see Note 6).

During the three-month period ended April 30, 2019, the Company entered into a term loan agreement at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of euro 10.5 million ($15.9 million) with an interest rate starting at 0.95% and finishing at 1.12% and a maturity date on December 2030. The Company recognized a grant of euro 1.9 million ($2.8 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

11.	NORMAL COURSE ISSUER BID PROGRAM (“NCIB”)

In March 2019, the Company announced the renewal of its NCIB to repurchase for cancellation up to 4,170,403 of its outstanding subordinate voting shares. During the three-month period ended April 30, 2019, the Company repurchased a total of 745,300 subordinate voting shares for a total consideration of $30.0 million.

Of the total consideration of $30.0 million, $3.7 million represents the carrying amount of the shares repurchased and $26.3 million represents the amount charged to retained.

The changes in subordinate voting shares issued and outstanding were as follows:

	Number of shares	Carrying Amount
Balance as at January 31, 2019	43,040,023	$213.4
Issued upon exercise of stock options	18,856	0.6
Repurchased under the NCIB	(745,300)	(3.7)
Balance as at April 30, 2019	42,313,579	$210.3

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended April 30, 2019	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,187.7	$151.3	$(5.3)	$1,333.7
Cost of sales	901.0	137.4	(5.3)	1,033.1
Gross profit	286.7	13.9	—	300.6

Total operating expenses				211.6
Operating income				89.0

Financing costs				20.7
Financing income				(0.8)
Foreign exchange loss on long-term debt				25.7
Income before income taxes				43.4
Income tax expense				19.6

Net income				$23.8

For the three-month period ended April 30, 2018	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,033.3	$113.4	$(10.0)	$1,136.7
Cost of sales	775.8	89.3	(10.0)	855.1
Gross profit	257.5	24.1	—	281.6

Total operating expenses				195.4
Operating income				86.2

Financing costs				14.1
Financing income				(2.6)
Foreign exchange loss on long-term debt				41.5
Income before income taxes				33.2
Income tax expense				19.8

Net income				$13.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended
	April 30, 2019	April 30, 2018
Net income attributable to shareholders	$24.0	$13.3

Weighted average number of shares	96,990,837	100,620,438

Earnings per share - basic	$0.25	$0.13

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended
	April 30, 2019	April 30, 2018
Net income attributable to shareholders	$24.0	$13.3

Weighted average number of shares	96,990,837	100,620,438
Dilutive effect of stock options	780,695	1,200,954
Weighted average number of diluted shares	97,771,532	101,821,392

Earnings per share - diluted	$0.25	$0.13

14.	REVENUES

Details of revenues were as follows:

	Three-month periods ended
	April 30, 2019	April 30, 2018
Powersports
Year-Round Products	$627.0	$526.6
Seasonal Products	375.4	350.4
Powersports PAC and OEM Engines	185.0	155.9
Marine	146.3	103.8
Total	$1,333.7	$1,136.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	REVENUES [CONTINUED]

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended
	April 30, 2019	April 30, 2018
United States	$740.5	$623.9
Canada	182.8	162.9
Western Europe	116.7	104.2
Scandinavia	103.5	85.4
Asia Pacific	62.5	61.5
Eastern Europe	65.6	37.4
Latin America	32.2	30.2
Mexico	28.5	29.3
Other	1.4	1.9
	$1,333.7	$1,136.7

15.	OTHER OPERATING EXPENSES

Details of other operating expenses were as follows:

	Three-month periods ended
	April 30, 2019	April 30, 2018
Loss on litigation	$0.2	$0.6
Foreign exchange loss on working capital elements	11.4	17.1
Gain on forward exchange contracts	(7.3)	(9.5)
Other	0.4	(0.1)
Total	$4.7	$8.1

16.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended
	April 30, 2019	April 30, 2018
Interest on long-term debt	$13.6	$11.1
Interest and commitment fees on revolving credit facilities	2.3	0.7
Interest on lease liabilities	2.2	—
Net interest on employee future benefit liabilities	1.6	1.4
Financial guarantee losses	0.1	0.1
Unwinding of discount of provisions	0.7	0.4
Other	0.2	0.4
Financing costs	20.7	14.1

Financing income	(0.8)	(2.6)
Total	$19.9	$11.5

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended
	April 30, 2019	April 30, 2018

Current income tax expense
Related to current year	$28.9	$33.8
Related to prior years	0.4	(0.4)
	29.3	33.4
Deferred income tax recovery
Temporary differences	(13.0)	(19.3)
Effect of income tax rate changes on deferred income taxes	0.2	0.3
Increase in valuation allowance	3.1	5.4
	(9.7)	(13.6)
Income tax expense	$19.6	$19.8

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended
	April 30, 2019		April 30, 2018

Income taxes calculated at statutory rates	$11.5	26.6%	$8.9	26.7%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	0.1		(0.1)
Effect of income tax rate changes on deferred income taxes	0.2		0.3
Increase in valuation allowance	3.1		5.4
Recognition of income taxes on foreign currency translation	(1.1)		(0.7)
Permanent differences [a]	4.9		5.7
Adjustments in respect of prior years	0.3		(0.1)
Other	0.6		0.4
Income tax expense	$19.6		$19.8

[a]	The permanent differences result mainly from the foreign exchange loss on the long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, derivative financial instruments and long-term debt were as follows:

		As at April 30, 2019
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 4)	Level 2	$16.1	$16.1

Derivative financial instruments
Forward exchange contracts
Favourable (Note 4)		$4.4	$4.4
(Unfavourable)		(2.9)	(2.9)
Inflation rate swap		(1.9)	(1.9)
	Level 2	$(0.4)	$(0.4)

Long-term debt (including current portion)
Term Facility (Note 10)	Level 1	$(1,199.5)	$(1,190.5)
Term Loans (Note 10)	Level 2	(42.3)	(43.4)
		$(1,241.8)	$(1,233.9)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2019 and 2018

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the financial liabilities instalments payable when contractually due as at April 30, 2019:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,086.7	$—	$—	$—	$1,086.7
Long-term debt (including interest)	72.1	135.9	137.7	1,230.8	1,576.5
Lease liabilities (including interest)	38.0	70.7	51.0	111.3	271.0
Derivative financial instruments	2.9	—	1.9	—	4.8
Other financial liabilities (including interest)	109.0	1.0	0.4	24.8	135.2
Total	$1,308.7	$207.6	$191.0	$1,366.9	$3,074.2

19.	SUBSEQUENT EVENTS

On May 1, 2019, the Company announced that it has entered into a definitive agreement to acquire 80% of the outstanding shares of Telwater Pty Ltd (“Telwater”). Telwater is located in Coomera, Queensland (Australia) and is a manufacturer of aluminium boats under brands such as Quintrex, Stacer, Savage and Yellowfin Plate. The acquisition remains subject to certain customary closing conditions, including regulatory approval, and is expected to be completed during the second quarter of fiscal year 2020.

On May 29, 2019, the Company’s Board of Directors authorized a substantial issuer bid to repurchase its shares for cancellation for a maximum amount of $300.0 million (the “Offer”). The Company expects to launch and complete the Offer during the second quarter of the fiscal year ending January 31, 2020.